Exhibit 3.2

AMENDED

CERTIFICATE OF DESIGNATIONS,

RIGHTS AND PREFERENCES

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

FONU2, INC.

FONU2, INC., a corporation organized and existing under the laws of the State of Nevada, hereby certifies that the following resolution was duly adopted by the Board of Directors of the Company effective as of February 8, 2015:

WHEREAS, effective December 5, 2014, the Board of Directors created a series of preferred stock, therein designated and authorized as the Series B Convertible Preferred Stock, par value $0.01 per share, which consisted of Two Million Five Hundred Thousand (2,500,000) of the twenty million (20,000,000) shares of preferred stock and the Board of Directors thereby fixed the powers, designations and preferences and the relative, participating, optional and other special rights of the shares of each such class and series, and the qualifications, limitations and restrictions thereof (the “Terms”); and

WHEREAS, on December 22, 2014, the Company’s shareholders approved a reverse stock split for its Common Stock and Series B Convertible Preferred Stock in the ratio of one share of Common Stock and one share of Preferred stock for each 400 shares of such Common Stock and Preferred Stock, respectively, which stock split was effective February 8, 2015; and

RESOLVED, that effective February 8, 2015, the Terms are hereby amended as follows:

1.           The first sentence of Section 1 of the Terms is hereby deleted in its entirety and replaced by the following:

“1. Number: The number of shares constituting the Series B Convertible Preferred Stock shall be six thousand two hundred fifty (6,250).”

2.           The definition of “Stated Value” in Section 2 of the Terms is hereby deleted in its entirety and replaced by the following:

““Stated Value” is an amount equal to Four Hundred Dollars ($400) per share of Series B Preferred Stock plus (x) any accrued and unpaid dividends (as of the date of determination, which for purposes of Section 6(A) shall be any applicable Conversion Closing Date, whether or not declared and whether or not earnings are available in respect of such dividends and assuming solely for the purposes of this definition that such dividends are paid in cash in accordance with Section 6(A)(iii), and (y) any dividends declared on the Common Stock in an amount equal to the product of (A) the per-share dividend on Common Stock multiplied by (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock on the date such dividend is declared on the Common Stock. In the event the Company shall declare a distribution on the Common Stock payable in securities or property other than cash, the value of such securities or property will be the fair market value. Any such securities shall be valued as follows: (i) if traded on a National Securities Exchange, the value shall be deemed to be the average of the closing prices of the securities on such National Securities Exchange over the thirty (30) Business Day period ending three (3) calendar days prior to such declaration; (ii) if actively traded on another market, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) Business Day period ending three (3) calendar days prior to such declaration; and (iii) if there is no active market, the value shall be the fair market value thereof, as determined in good faith by the Board over the thirty (30) Trading Days period ending three (3) calendar days prior to such declaration.”

IN WITNESS WHEREOF, this Amendment to Certificate has been signed on behalf of the Company by its Chief Executive Officer and attested to by its Secretary, all as of February 8, 2015.

FONU2, INC.

Name: Roger Miguel
Title: CEO

Name: Roger Miguel
Title: Secretary